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                                                                  EXHIBIT (A)(3)



             ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. EXTENDS OFFER TO
              REPURCHASE UP TO 400,000 SHARES OF ITS COMMON STOCK

DURANGO, COLORADO (April 10, 2000): ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. (NASDAQ/NMS: RMCF) announced today that it is extending its previously announced tender offer for up to 400,000 shares of its common stock, representing approximately 16.7% of its currently outstanding shares. Under terms of the offer, the Company will invite shareholders to tender their shares for $6.25 per share. The aggregate purchase price, if 400,000 shares are purchased, would be $2.5 million.

     The tender offer was commenced on Tuesday, March 21, 2000, and will now expire at 12:00 Midnight, New York City time, on May 1, 2000, unless extended by the Company.

     The offer is not contingent on any minimum number of shares being tendered. If more than 400,000 Shares are tendered prior to the expiration of the tender offer, the Company will purchase shares on a pro rata basis.

     The board of directors of the Company has approved the tender offer. However, neither the Company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. The Company's directors and executive officers have advised the Company that they will not tender any shares in the tender offer.

     American Securities Transfer & Trust, Inc. is the depositary for the shares tendered. Questions or requests for assistance may be directed to American Securities Transfer & Trust, Inc., at (303) 986-5400.

     SHAREHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS TO THE OFFER. SHAREHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM OUR THE COMPANY AT 265 TURNER DRIVE, DURANGO, COLORADO, TELEPHONE: (970) 259-0554. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

     For further information, contact Bryan J. Merryman, COO/CFO (970) 259-0554.